UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-33776

ABITIBIBOWATER INC.

(Exact name of registrant as specified in its charter)

1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada H3B 5H2

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share (See Note 1 Below)

(Titles of each class of securities covered by this Form)

Common Stock, par value $0.001 per share (See Note 2 Below)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Note 1: This certification and notice relates to common stock, par value $1.00 per share, of Abitibowater Inc. (the “Company”), CUSIP No. 003687 10 0 (the “Old Common Stock”). On September 23, 2010, the Superior Court of Quebec in Canada sanctioned the Company’s and certain of its affiliates’ CCAA Plan of Reorganization and Compromise (the “CCAA Plan”) and on November 23, 2010, the U.S. Bankruptcy Court for the District of Delaware confirmed the Company’s and certain of its affiliates’ Second Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the “Chapter 11 Plan” and together with the CCAA Plan, the “Plans”). Pursuant to the effectiveness of the Plans on December 9, 2010, all outstanding shares of the Old Common Stock, were cancelled effective December 9, 2010.

Note 2: Common stock, par value $0.001 per share, of the Company, CUSIP No. 003687 20 9, registered on Form 8-A filed on December 9, 2010 (the “New Common Stock”). The New Common Stock was authorized pursuant to the Third Amended and Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware effective December 9, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, AbitibiBowater Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ABITIBIBOWATER INC.

Date: December 10, 2010	By:	/s/ Jacques P. Vachon
Name: Jacques P. Vachon
Title: Senior Vice-President,
Corporate Affairs and Chief Legal Officer